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*AB 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53441

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2009** AND ENDING **12/31/2009**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aquilo Partners, LP**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, 14th Floor
(No. and Street)

San Francisco (City) **California** (State) **94111** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Rumsey **415-677-0309**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, Walnut Creek, California 94596
(Address) (City) (Sate) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND
10 EXAMINATIONS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **John Rumsey**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Aquilo Partners, L.P.**, as of **12/31/2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

BRIEANNE NOELLE TRAUBE
Commission # 1770834
Notary Public - California
San Francisco County
My Comm. Expires Sep 29, 2011

Notary Public

Signature

John Rumsey Managing Director
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aquilo Partners, L.P.
December 31, 2009

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditors' Report

To the Partners
Aquilo Partners, L.P.
San Francisco, California

We have audited the accompanying statement of financial condition of Aquilo Partners, L.P. as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aquilo Partners, L.P. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

E Wintter + Associates

February 25, 2010

Aquilo Partners, L.P.

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 1,713,492
Fees receivable	1,325,000
Other assets	111,717
Investments in securities, at fair value	2,252,198
Property and equipment, net of $93,798 accumulated depreciation	33,197
Total Assets	$ 5,435,604
Liabilities and Partners' Equity	
Liabilities	
Accounts payable	$ 78,201
Accrued expenses	986,841
Due to partners	15,028
Total Liabilities	1,080,070
Partners' Equity	4,355,534
Total Liabilities and Equity	$ 5,435,604

See independent auditors' report and accompanying notes.

Aquilo Partners, L.P.

Notes to the Financial Statements

December 31, 2009

1. Organization

Aquilo Partners, L.P. (the Company) was formed as a limited partnership on December 12, 2008. On January 1, 2009 all of the assets and liabilities of Aquilo Partners, Inc. transferred to the Company in exchange for a 1% general partner interest. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a boutique investment banking firm specializing in mergers and acquisitions, advisory services and private placements for life science companies. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of receivables and payables approximate fair value because of the short maturity of these instruments.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

Fees Receivable

Fees receivable are uncollateralized obligations due to the Company. Fees are recognized in accordance with contract terms.

Fees receivable are due under normal trade terms. In the past, the Company has not experienced problems with collections and therefore, no interest is incurred on delinquent accounts, nor is there a policy regarding when an account is considered delinquent.

Payments of fees receivable are allocated to specific contracts. Included in fees receivable are warrants and stock receivable in consideration for services provided.

The Company uses the allowance method to account for uncollectible receivables. Based on past collection experience, it has not been considered necessary to set up an allowance account.

Investments

Investments are classified in one of three categories: held-to-maturity, trading, and available-for-sale. Only debt securities can be classified as held-to-maturity and they are measured at amortized cost. Debt or equity securities can be classified as trading or available-for-sale securities which are stated at fair market value. All investments are available-for-sale, in case of a market value change, any gain or loss will be reported on the statement of income.

Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Furniture and fixtures	5 - 7 years
Computer equipment	3 years

Depreciation is calculated using accelerated rates for tax purposes. Modified Accelerated Cost Recovery System rates are applied for federal and California tax purposes.

Revenue Recognition

The Company recognizes fee income on the accrual basis of accounting. Retainer fees are required on most contracts and are recognized as income upon receipt if they are non-cancelable or in accordance with contract terms.

In addition, at times the Company receives stock and warrants to purchase stock as payment on contracts for services rendered.

Reimbursed Expenses

Contracts allow for the Company to obtain reimbursement for all reasonable out of pocket costs and expenses incurred. These expenses are primarily legal, travel, and general administrative expenses.

These reimbursements are shown as a credit to expenses in the statement of income. Any reimbursements outstanding at the year-end have been accrued and are included in other assets.

Income Taxes

There is no provision for income taxes in the financial statements of the Partnership, as the Partnership is not subject to income tax. Each partner is individually liable for their own federal and state income taxes.

3. Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risks, principally consist of cash equivalents. The Company maintains its cash in bank accounts which may, at times, exceed the federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that it is not exposed to any significant credit risk on cash equivalents.

The Company concentrates its efforts on a small number of clients each year. These clients will change as projects are completed and new projects commence. During 2009, 84% of the Company's revenue was based on four contracts and 100% of the Company's fees receivable are due from two contracts.

The Company's ability to generate new contracts is dependent upon the overall economic condition of the industries in which potential customers operate.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2009, the Company's net capital was $633,225 which exceeded the requirement by $561,220.

5. Commitments

On July 26, 2008, the Company entered into a new month-to-month lease with rent at $15,353 per month plus their share of utilities and property tax. Total rent expense for the year was $189,433.

6. Profit Sharing Plan and Pension Plan

Effective December 31, 2005, the Company adopted a 401(k) profit sharing plan covering substantially all employees. Contributions under the plan are made in such amounts as may be determined by the Board of Directors in conformity with provisions of the Employee Retirement Income Security Act of 1974. The Company accrued $225,021 to be contributed to the profit sharing plan for 2009.

Employees are covered by a discretionary salary deferral 401(k) plan. Employees may contribute up to the defined statutory limit into the plan. The plan also allows for the Company to make a discretionary matching contribution, to be determined each year by the Company. During 2009, the Company did not make any matching contributions.

7. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for the asset or liability

7. Fair Value Measurements (continued)

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value.

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in securities

The Company holds warrants to purchase common and preferred stock in various private companies. The fair value of the warrants is generally estimated using a modified Black Scholes pricing model computation, including factors such as a risk-free rate based on the ten-year U.S. Treasury yield and volatility rates based on similar life science companies. For common and preferred stock held where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

7. Fair Value Measurements (continued)

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Common stock	1,364,991	-	785,773	2,150,764
Warrants	-	-	101,434	101,434
Total assets at fair value	$ 1,364,991	$ -	$ 887,207	$ 2,252,198

Changes in instruments for the year ended December 31, 2009

The table below summarizes the activity for equity securities measured at fair value on a recurring basis for the year ended December 31, 2009:

	Level 1	Level 2	Level 3	Total Equity Securities
Balance at 1/1/09	$ -	$ -	$ 587,507	$ 587,507
Total gains or losses (realized/unrealized) in 2009	175,131	-	(223,982)	(48,851)
Issuance of equity	1,189,860	-	500,000	1,689,860
Transfers in (out)	-	-	23,682	23,682
Total assets at fair value	$ 1,364,991	$ -	$ 887,207	$ 2,252,198

8. Subsequent Events

The Company has evaluated subsequent events through February 25, 2010, the date which the financial statements were available to be issued.

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Partners
Aquilo Partners, L.P.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Aquilo Partners, L.P. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the year ended December 31, 2009, and this report does not affect our report thereon dated February 25, 2010.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2010

Aquilo Partners, L.P.
(SEC ID No. 8-53441)

Annual Audit Report

December 31, 2009

Public Document

Filed Pursuant to Rule 17A-5(E)(3) As a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Aquilo Partners, L.P.
(SEC ID No. 8-53441)

Annual Audit Report

December 31, 2009

Public Document

Filed Pursuant to Rule 17A-5(E)(3) As a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants